650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 6, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng Luna Bloom

Re:	Xactly Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 23, 2014 CIK No. 1322554

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 12, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, Xactly is submitting via EDGAR this letter.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

Exhibits

1.	We note your assertion in response to prior comment 18 of our letter dated April 9, 2014 that “there are a number of alternate third-party providers that can host the Company’s solutions” and that you “could contract with such alternate providers without a substantial disruption or cost to the Company’s business.” Given your disclosure on page 29 that you rely heavily on your data centers, and your statements on page 19 that interruptions to your third-party managed data centers could harm your company and cause you to incur “significant costs” and possible lengthy service interruptions if you are unable to renew your agreements with them, please explain why you believe that the agreements with your two third-party data centers are not material agreements on which you substantially depend to deliver your services. It appears that you should describe the material terms of your agreements with these two data centers in the prospectus and file the agreements as exhibits to your registration statement. Your revised disclosure should include, at a minimum, a discussion of the size and usage of those facilities as well as the termination dates of the agreements.

AUSTIN        BEIJING        BRUSSELS         GEORGETOWN, DE        HONG KONG        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC

Securities and Exchange Commission

June 6, 2014

The Company supplementally advises the Staff that it has agreements with two third-party providers and managers of its data centers. The Company utilizes one counterparty for colocation and managed hosting services and another counterparty for certain managed hosting services.

In response to the Staff’s comment, the Company gave due consideration to discussing the terms of the data center agreements in the Registration Statement and filing such agreements as exhibits to the Registration Statement, but it concluded that the data center agreements are not material agreements under Item 601(b)(10) of Regulation S-K because (1) the agreements were made in the ordinary course of the Company’s business and (2) the Company’s business is not substantially dependent upon the agreements. The Company respectfully notes that a number of cloud/SaaS businesses that are registrants take a similar view and do not file such agreements when such registrants enter into such agreements in the ordinary course of business.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract is such as ordinarily accompanies the business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed (unless it falls under one of four enumerated exceptions, as discussed in the paragraph below). The Company believes that the data center agreements clearly constitute agreements made in the ordinary course of its business. As described in the Registration Statement, the Company is a leading provider of enterprise-class, cloud-based, incentive compensation solutions. An ordinary component of the Company’s business, and those of Internet-based businesses in similar industries, is to engage the services of multiple data center providers to host the computer systems necessary so that the Company’s solutions continue to operate efficiently and without interruption. The Company has also chosen to use outsourced data center providers to enhance its capital efficiency in providing its services.

Because the data center agreements were made in the ordinary course of the Company’s business, the remaining question is whether any of the exceptions in Item 601(b)(10)(ii) apply so as to require the agreements to be filed. None of the exceptions apply on their face with the possible exception set forth in Item 601(b)(10)(ii)(B), which is the exception for any contract upon which the Company’s business is substantially dependent.

Securities and Exchange Commission

June 6, 2014

The Company respectfully submits that its business is not substantially dependent on the data center agreements. Data center hosting services have grown to be largely commodity businesses and the market is filled with numerous providers, such as Amazon.com, Inc., AT&T Inc., Equinix, Inc., Google, Inc., Internap Network Services Corporation, Microsoft Corporation, Rackspace Hosting, Inc., and Verizon Communications Inc. Any of these providers could host the Company’s solutions with generally comparable services and prices. Additionally, the Company’s current data center agreements provide for certain minimum notice provisons, ranging from 30 days to 90 days, and dispute resolution provisions in connection with a termination, which the Company believes would be adequate to find and transition to other third-party providers as necessary. Moreover, in the event the Company’s current data center agreements are not renewed, it could contract with any of the alternative third-party providers without a substantial disruption or cost to its business. The fact that the Company currently contracts with two different third-party data center providers also minimizes its dependence on any one of its current providers. Finally, the total amount that the Company expects to pay its providers during its current fiscal quarter represents approximately 3.6%, an immaterial percentage, of its total operating expenses during this period.

The Company respectfully acknowledges to the Staff its disclosures of risk factors on page 19 and page 29, but the Company believes that such disclosures reflect its efforts to provide comprehensive and robust disclosures of all potential risks to investors. The fact that some of these comprehensive and robust disclosures include possible risks relating to the Company’s data centers does not mean that such data center agreements are material to the Company’s business as discussed above. The Company would not include mitigating facts, such as the existence of numerous alternative providers, in the risk factors as such disclosures would not be appropriate. For all the reasons discussed above, the Company respectfully submits that its business is not substantially dependent upon the data center agreements and thus the specific terms of such agreements and the requirements to file such agreements would not be material to investors.

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Securities and Exchange Commission

June 6, 2014

Please direct any questions with respect to this confidential submission to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/	Michael E. Coke Michael E. Coke

cc:

Christopher W. Cabrera, Xactly Corporation

Joseph C. Consul, Xactly Corporation

Colleen M. Pouliot, Xactly Corporation

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP